Exhibit 99.1

August 3, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dogness (International) Corporation
CIK No: 0001707303

Dear Sir or Madam:

We have read Form 6-K dated August 3, 2021 of Dogness (International) Corporation (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York